

Mail Stop 3561

June 15, 2009

Ameris Kornblum
President
Odimo Incorporated
9858 Clint Moore Road
Boca Raton, Florida 33496

   Re: **Odimo Incorporated**
      Item 4.01 Form 8-K
      Filed June 5, 2009
      File No. 000-51161

Dear Ameris Kornblum:

   We have completed our review of your Form 8-K and have no further comments at this time.

       Sincerely,

       Ta Tanisha Meadows
       Staff Accountant